Exhibit 10

PRIVATE & CONFIDENTIAL

November 3, 2025

Special Committee of the Board of Directors

KORE Group Holdings, Inc.

1155 Perimeter Center

West 11th Floor

Atlanta, GA 30338

Dear Members of the Special Committee of the Board of Directors:

Searchlight Capital Partners, L.P., on behalf of its affiliated investment funds (collectively, “Searchlight”), and Abry Partners, LLC, on behalf of its affiliated investment funds (collectively, “Abry,” and together with Searchlight, “we” or “our”), are pleased to submit this letter to enter into discussions to acquire all of the outstanding shares of common stock (the “Common Stock”) of KORE Group Holdings, Inc. (the “Company” or “Kore”) not already owned by Searchlight or Abry for cash consideration of $5.00 per share (our “Letter”).

We believe that $5.00 per share in cash offers the Company’s stockholders a highly attractive opportunity to obtain immediate liquidity and certainty of value at a significant premium to the current share price and trading levels over the past 12 months. Specifically, $5.00 per share represents a premium of 61%, 99%, and 112% to the Company’s 30-day, 180-day, and 12 month-trading day volume weighted average prices, respectively, through October 31, 2025. It also represents a 327% premium to the unaffected stock price before Searchlight filed its Schedule 13D/A on December 19, 2024, where Searchlight indicated that it is considering making an offer to acquire the Company.

We firmly believe that our Letter is in the best interests of Kore’s stockholders and other stakeholders, including its employees and customers. The Company is in the middle of an operational and sales transformation, which would be best executed as a private company. In addition, as a public company, Kore remains challenged with its low float, lack of liquidity and high leverage, which negatively impact public investor sentiment and end-customer perception of Kore as compared to its peers. Furthermore, we believe there is significant unnecessary expense, distraction and administrative burden of public quarterly filing requirements and Sarbanes-Oxley compliance obligations on the company as a micro-cap public company. In summary, Kore should not be a public company. We do not believe there are any near-to-medium term catalysts to re-rate the stock. We also believe the more than 300% increase in Kore’s stock price relative to the unaffected price is based on the prospect of a control transaction and not based on business fundamentals.

Abry and Searchlight are longtime investors in Kore and have a long-term, patient perspective to create value at Kore. We are focused on owning the Company and providing management with the privacy, support and capital to complete the operational and sales transformation and make the necessary investment to restart growth.

Abry and Searchlight together own 7.3 million shares of Kore’s Common Stock1 or 36.5% of the outstanding shares. In addition, Searchlight owns preferred stock in Kore with an accreted value of approximately $200 million. As the two largest holders of Kore’s Common Stock with 36.5% Common Stock ownership, our Letter should provide Kore’s shareholders with high confidence of transaction deliverability.

1 Including warrants held by Searchlight that are convertible into Common Stock with a strike price of $0.01.

Given our history and knowledge of the Company we believe we can be in position to execute a definitive agreement to acquire the Company expeditiously, and with limited due diligence. Furthermore, as existing stockholders we would have little-to-no regulatory approval risk. We have engaged TD Cowen as financial and Wachtell, Lipton, Rosen & Katz and Kirkland & Ellis as legal advisors.

It is our expectation that the fully empowered special committee composed of independent and disinterested directors that was appointed by the Company’s Board of Directors will consider our Letter and make a recommendation to the Company’s Board of Directors. We will not move forward with our Letter unless it is recommended to the Company’s Board of Directors by such special committee, advised by independent legal and financial advisors.

Our Letter is a non-binding expression of interest to enter into discussions with the Company regarding the Letter only, does not constitute an offer subject to binding acceptance, constitutes only a statement of the intentions of the parties hereto and does not contain all matters upon which an agreement must be reached for our Letter to be consummated. We reserve the right to withdraw or modify our Letter at any time. No legal obligation with respect to our Letter or any other matter will arise unless and until we have executed definitive transaction documentation with the Company. Searchlight intends to promptly file an amendment to its Schedule 13D reflecting the submission of this Letter.

In connection with this Letter, in order to finalize discussions with the Special Committee, Searchlight requests an extension of the Holiday Period (as defined in that certain Agreement, dated as of August 1, 2025, by and between KORE Group Holdings, Inc. and Searchlight IV KOR, L.P.), from November 30, 2025 to December 31, 2025.

We look forward to working with the special committee and its advisors in completing this transaction expeditiously. We are available to offer any clarification with respect to the above.

Very truly yours,

/s/ Robert MacInnis	/s/ Andrew Frey
Abry Partners, LLC	Searchlight Capital Partners, L.P.